Hancock Jaffe Laboratories, Inc.

70 Doppler

Irvine, California 92618

December 18, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Amanda Ravitz

Re:	Hancock Jaffe Laboratories, Inc.
Registration Statement on Form S-1
File No. 333-220372
Request for Acceleration

Acceleration Request

Request Date: December 19, 2017

Request Time: 4:30 p.m. Eastern Time (or as soon thereafter as practicable)

Dear Ms. Ravitz:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Hancock Jaffe Laboratories, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-220372), to become effective at 4:30 p.m. Eastern Time on December 19, 2017, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes K&L Gates LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Michael A. Hedge at (949) 623-3519, or in his absence, Alexa M. Ekman at (949) 623-3603.

Sincerely,

HANCOCK JAFFE LABORATORIES, INC.

By:	/s/ Steven A. Cantor
Steven A. Cantor
Co-Chief Executive Officer

cc:	Benedict Broennimann, M.D., Hancock Jaffe Laboratories, Inc.
Bill Abbott, Hancock Jaffe Laboratories, Inc.
Michael A. Hedge, K&L Gates LLP